Exhibit 99.1

Borr Drilling Limited Announces Third Quarter and Nine Months 2023 Results Hamilton, Bermuda, November 16, 2023: Borr Drilling Limited ("Borr", "Borr Drilling" or the "Company") announces unaudited results for the three and nine months ended September 30, 2023.

Highlights Third Quarter of 2023

  · Total operating revenues of $191.5 million, an increase of $4.0 million or 2% compared to the second quarter of 2023.

  · Net income of $0.3 million, a decrease of $0.5 million compared to the second quarter of 2023.

  · Adjusted EBITDA of $88.2 million, an increase of $4.2 million or 5% compared to the second quarter of 2023.

  · Total contract revenue backlog as at September 30, 2023 of $1.86 billion.

Subsequent events

  · Issued $1,540 million of aggregate principal amount of senior secured notes, raising total gross proceeds of $1,501.5 million and replacing all of the Company's existing secured debt

  · Entered into the Super Senior Revolving Credit Facility Agreement of aggregate principal amount of $180 million, including $30 million relating to a guarantee facility

  · Conducted a private placement of new shares in Norway for gross proceeds of $50.0 million, by issuing 7,522,838 shares at a price of NOK 74 per share

  · 2023 year to date, we have been awarded twelve new contracts and ten extensions to existing contracts, representing 4,510 days and $728 million of potential revenue

  · The Board intends to implement a regular quarterly dividend with an initial dividend of $0.05 per share subject to required approvals in a Special General Meeting ("SGM") to be held 22 December 2023 described below.

CEO, Patrick Schorn commented:

"The strong operational performance of the Company continued in the third quarter, with technical utilization for the quarter above 99% and our Adjusted EBITDA increasing by 5% over the second quarter. Our backlog quality continues to improve. Year to date, we have secured twelve new commitments, adding $728 million to our revenue backlog at an implied average dayrate of $161,500. The average forward coverage stands at 1.7 years for our delivered fleet, which provides both strong near-term revenue visibility and valuable long term operating leverage amidst the current rising dayrate environment.

We continue to experience positive developments in utilization in the global jackup market. Particularly for modern rigs, marketed utilization stands at approximately 94% and the number of competitive available rigs is approaching single digits. Dayrates have continued to appreciate, as demonstrated by our latest previously announced leading edge fixtures for "Prospector 5", "Natt" and "Idun". We are also pleased to announce a 15-month extension for "Skald" at a daily rate of $165,000. These fixtures confirm our views of a sustained strong rate environment for modern rigs. We see positive signs of incremental demand across most operating regions, supporting our expectation of an under supplied market in 2024.

"Ran" and "Hild" have recently commenced their new contracts bringing the operating fleet to 21 rigs. We expect "Gerd" to commence its new contract in early December 2023, at which point all of our 22 delivered rigs will be operating. The combination of higher activity and day rates creates a pathway to improved earnings and dividend payments.

I am also very pleased with the conclusion of our refinancing with the issuance of $1.54 billion of secured notes with maturities in 2028 and 2030. This completes the refinancing of all our secured debt, and provides the company with a solid long-term foundation, enabling us to focus on our goal of operational outperformance and returns to stakeholders.

Following our recent contract awards, our fleet's contract coverage for 2024 stands at 84%, including firm contracts and priced options, with an average equivalent dayrate of approximately $132,000, including mobilization related revenues. Considering this firm contract coverage and projected dayrates for the uncontracted days, we maintain our estimated range of Adjusted EBITDA for full year 2024 to be between $500 to $550 million."

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208